FILED BY IONQ, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SKYWATER TECHNOLOGY, INC.

COMMISSION FILE NO. 001-40345

The following is a transcript of the Fox Business interview held on March 10, 2026:

PARTICIPANTS

Niccolo de Masi - Chairman and CEO, IonQ

Liz Claman - Anchor

Liz Claman: Joining me now, IonQ CEO Niccolo De Masi. Niccolo, how closely have you been watching all of the developments in the Middle East and the fact that some of these missiles and drones have managed to hit their targets?

Niccolo de Masi: Well, we consider ourselves a close partner of this administration. The Department of War, of course, is front and center in the last week and, indeed, in really driving the quantum programs, not only up in space and up in the air, but, of course, on the ground and even under the ocean. We are the only quantum company in history to reach our size, and we operate in all war fighting domains, from submarines up into the heavens. We’ve obviously been closely watching the last few weeks, and we consider ourselves in pole position here to not only help expand our defensive posture, but also our offensive posture.

Liz Claman: Okay, so let’s talk a little bit about what Iran was able to do. I mean, and it’s rare, considering how the U.S. has really, along with Israel, been hammering so many targets successfully in Iran. Iran destroyed this very expensive anti-missile radar system that was in Jordan. For quantum-enabled missile defense, what are you able to do? What is your goal here, and how would it work involving IonQ technology?

Niccolo de Masi: Well, a lot of our work is obviously classified. We have announced a partnership with a drone manufacturer named Heven. I think it’s safe to say that the future of the battlefield runs right through quantum computing, but it’s also our quantum sensing capabilities that are important for the war fighting domains that matter on the modern battlefield. We’re working on both short, medium, and long-term initiatives. Most of our quantum sensing activities are in areas that help things like submarines through the spacecraft know where they are.

But also, we’re thinking ahead to obviously a world where quantum computers are more prevalent and where quantum security is vital. And so protecting our communications posture, not just for civilians, but of course for the modern battlefield, is front and center. Our post-quantum cartography, our quantum key distribution, and of course, calculating logistics and looking at all the permutations and combinations that you can forecast are front and center for what quantum computers promise to bring, with IonQ very much leading the pack.

Liz Claman: At what speed? That’s what I want our viewers to understand about what you believe your technology can do. You mentioned permutations. There are a million possibilities when a drone is shot up and at a target. We just don’t know exactly what it will hit. What could a quantum computer built into a radar system do and how quickly?

Niccolo de Masi: Well, we believe we’re going to make advances possible in this administration that will ultimately change the world and certainly change the battlefield. You know, quantum computing through IonQ is coming faster than everyone thought before, and that’s because we’re the best capitalized company in history and we’re very focused on bringing manufacturing for the whole quantum ecosystem firmly and centrally to IonQ and to the U.S. So we make our machines entirely with the U.S. supply chain. We announced an acquisition of a business called SkyWater just about six weeks ago. SkyWater is actually supporting the whole U.S. quantum industry and so we’re proud of the fact that we are the leading merchant supplier to the entire quantum industry. It’s our atomic clocks, our quantum chips, quantum networking equipment, all of this is being supplied not just to the DoW, but of course to all of our partners.

And so we’re really here to focus on accelerating U.S. quantum leadership.

This is a race against our adversaries. It’s not just a race against smaller adversaries like Iran that honestly don’t have a quantum posture. But there’s bigger ones like China that obviously recognize that after AI, quantum is the next big technological wave. And so the U.S. succeeding in that is all about, we believe, IonQ supporting the industry, IonQ capitalizing quantum foundries, the merchant supplier business, and of course, making sure that we lead in computing, networking, sensing and quantum cybersecurity. This is the battlefield of the future right here.

Liz Claman: I’m glad you brought up cybersecurity. In fact, since the strikes on Iran began, this has been a huge issue. Cybersecurity firms have tracked something like 60 hacktivist groups launching attacks on the U.S., allied targets. Jamie Dimon of JPMorgan issued a warning about this. He, in essence, said that banks could be targeted. Are you helping any banks to intercept these kinds of cybersecurity attacks?

Niccolo de Masi: Yeah, we are absolutely partners with some of the largest banks and telcos in the world. They use our quantum key distribution security, which is physical security on fiber optic cables. They also use our post quantum cartography, which is a software solution. We believe that every significant corporation, every government branch needs IonQ cybersecurity, and it needs it now because this not only protects you in a world where quantum computers are standard, but it also protects you today. And ultimately, quantum security is really quite affordable relative to the existential threat that’s out there, not just from the grey [indiscernible].

Liz Claman: Wow, he just froze. Well, all right. Your camera froze for a second, but I wanted to jump in and ask you, is your technology that fights cybersecurity hacks, is it faster than Palo Alto Networks, than Zscaler, than CrowdStrike?

Niccolo de Masi: I don’t know if speed is relevant security space in the sense that we’re looking to ultimately prevent information from being communicated when we know somebody is trying to listen on the line, and we’re looking to make sure that the bad guys, if and when they get quantum computers down the line, are not able to take advantage of snooping on your line or hacking into your data center when you’re unaware of it.

And so we’re looking to provide the ultimate security. I think some of the firms you mentioned may be partners of ours long term. We’re open to how we go to market. Right now, we sell directly and we sell through partners. And so we very much want to be the standard, if you will, for all quantum technologies, from sensing to security to networking and computers in all war fighting domains. That’s our goal.

Liz Claman: And fast is crucial. I know that. But so is the quality of what you’re discovering and shutting down. Niccolo, thank you for joining us. We’ll continue to watch the headlines about any kind of opportunity you get with the Iron Dome. And we appreciate you expounding upon it.

Niccolo de Masi: Thank you.

Important Information and Where to Find It

In connection with the proposed transaction (the “Transaction”) between IonQ, Inc. (“IonQ”) and SkyWater Technology, Inc. (“SkyWater”), IonQ intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of IonQ common stock (the “IonQ Shares”) to be issued in the Transaction and a proxy statement for SkyWater’s stockholders (the “Proxy Statement/Prospectus”), and SkyWater intends to file with the SEC the proxy statement. The definitive proxy statement (if and when available following the effectiveness of the Registration Statement) will be mailed to stockholders of SkyWater. Each of IonQ and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that IonQ or SkyWater may file with the SEC or mail to SkyWater’s stockholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF IONQ AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING IONQ, SKYWATER, THE TRANSACTION AND RELATED MATTERS. The documents filed by IonQ with the SEC also may be obtained free of charge at IonQ’s website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater’s website at ir.skywatertechnology.com.

Participants in the Solicitation

IonQ, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of IonQ and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus, which will be filed with the SEC. Information about SkyWater’s directors and executive officers is set forth in SkyWater’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater’s Annual Report on Form 10-K for the year ended December 29, 2024 and any subsequent filings with the SEC. Information about certain of IonQ’s directors and executive officers is set forth in IonQ’s proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction when it becomes available. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, and otherwise in accordance with applicable law.

Note to Investors Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this document other than statements of historical fact are forward-looking statements. These forward-looking statements are based on IonQ’s and SkyWater’s current expectations, estimates and projections about the expected date of closing of the Transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by IonQ and SkyWater, all of which are subject to change. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the Transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the Transaction or to make or take any filing or other action required to consummate the transactions in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of SkyWater’s and IonQ’s businesses and other conditions to the completion of the Transaction; (ii) failure to realize the anticipated benefits of the Transaction, including as a result of delay in completing the transactions or integrating the businesses of IonQ and SkyWater; (iii) IonQ’s and SkyWater’s ability to implement their business strategies; (iv) potential litigation relating to the Transaction that could be instituted against IonQ, SkyWater or their respective directors; (v) the risk that disruptions from the Transaction will harm IonQ’s or SkyWater’s businesses, including current plans and operations; (vi) the ability of IonQ or SkyWater to retain and hire key personnel; (vii) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Transaction; (viii) uncertainty as to the long-term value of IonQ Shares; (ix) legislative, regulatory and economic developments affecting IonQ’s and SkyWater’s businesses; (x) general economic and market developments and conditions; (xi) the evolving legal, regulatory and tax regimes under which IonQ and SkyWater operate; (xii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction that could affect IonQ’s or SkyWater’s financial performance; (xiii) restrictions during the pendency of the Transaction that may impact IonQ’s or SkyWater’s ability to pursue certain business opportunities or strategic transactions; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as IonQ’s and SkyWater’s response to any of the aforementioned factors; and (xv) failure to receive the SkyWater Stockholder Approval. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Proxy Statement/Prospectus. While the list of factors presented here is, and the list of factors presented in the Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IonQ’s or SkyWater’s consolidated financial condition, results of operations or liquidity. Neither IonQ nor SkyWater assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.